EXHIBIT 99.1

Caledonia Mining Corporation Plc Results for the Quarter ended March 31, 2022

Notice of Management Conference Call

ST HELIER, Jersey, May 12, 2022 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc ("Caledonia" or the "Company") (NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL) announces its operating and financial results for the quarter ended March 31, 2022 (the "Quarter").  Further information on the financial and operating results for the Quarter can be found in the Management Discussion and Analysis ("MD&A") and the unaudited interim financial statements which are available on the Company's website and which have been filed on SEDAR.

 Financial Highlights

  Gross revenues of $35.1 million (Q1 2021: $25.7 million). Higher revenues reflect a 40 per cent increase in production and a six per cent increase in the realised gold price. Revenues include the sale proceeds of 442 ounces (net) of gold in work-in-progress.
  EBITDA of $14.6 million (Q1 2021: $9.7 million).
  On-mine cost1 of $698 per ounce (Q1 2021: $836 per ounce). Lower cost per ounce was primarily due to higher production, which means that fixed costs are spread across more ounces, improved grade and reduced use of diesel generators.
  All-in sustaining cost1 of $968 per ounce (Q1 2021: $1,044 per ounce).
  Adjusted earnings per share1 of 62.5 cents (Q1 2021: 51.6 cents).
  Net cash from operating activities of $10.2 million (Q1 2021: $2.0 million).
  Net cash and cash equivalents of $14.4 million (Q1 2021: $13.0 million).
  Dividend paid in the Quarter of 14 cents per share, a 27 per cent increase from 11 cents per share paid in Q1 2021. The quarterly dividend has been maintained since October 2021.

Safety

  Regrettably, as previously reported, a fatal accident occurred on February 21, 2022. The Directors and management of Caledonia and Blanket Mine (“Blanket”) express their sincere condolences to the family and colleagues of the deceased. Caledonia and Blanket take the safety of its employees very seriously and, accordingly, measures have been taken to reinforce adherence to prescribed safety procedures.

Operating Highlights

  18,515 ounces of gold produced in the Quarter (Q1 2021: 13,197 ounces). The 40 percent increase in production was due to higher tonnes milled, improved grade and better metallurgical recoveries.
  6,797 ounces of gold were produced in April 2022 which is an annualised production rate of approximately 81,500 ounces.
  The Central Shaft, which was commissioned in March 2021, is currently hoisting development waste, leaving the No. 4 Shaft free to hoist ore.
  An ore stockpile of approximately 14,000 tonnes, containing approximately 1,500 ounces of recoverable gold, was accumulated during the Quarter. This is not included in the gold production for the Quarter.
  The 12MWac solar project is now in the final phase of construction and is expected to be operational within the next few months.

Outlook

  2022 gold production guidance of between 73,000 and 80,000 ounces2.

Steve Curtis, Chief Executive Officer, commented:

“The first quarter of 2022 was an excellent start to 2022. Gold production in the Quarter represents a new production record for any first quarter. Production in April showed a further improvement: production of almost 6,800 ounces in the month reflects an annualised production rate that is marginally above the top end of our guidance range for 2022 of 73,000 to 80,000 ounces of gold. The higher production reflects increased tonnes milled, better grade and improved recovery. Production in the Quarter excludes approximately 1,500 ounces of recoverable gold contained in an ore stockpile which accumulated during the Quarter as we await the commissioning of an additional mill later in the year.

“Operating costs were well controlled. The on-mine cost per ounce fell by 16 per cent compared to the first quarter of 2021. The reduction was because of higher production, which means that fixed costs are spread over more production ounces; costs were also helped by reduced diesel consumption following the installation of equipment in late 2021 which allows us to manage the poor-quality grid power.

“All-in sustaining costs per ounce were also 7 per cent lower than the first quarter of 2021.

“Following Caledonia’s successful secondary listing on the Victoria Falls Stock Exchange in late 2021, we have increased the proportion of revenues received in USD dollars. This, in conjunction with other arrangements, means that we are not accumulating excessive local currency balances. We have a strong, long-term working relationship with the Reserve Bank of Zimbabwe and Fidelity Printers and Refiners (the Zimbabwe government-owned gold refiner) and we are delighted that the payment process for gold deliveries and the regulations that manage the flow of funds from Zimbabwe continue to operate smoothly.

“The Central Shaft, which was commissioned in March 2021, is operating as planned. The shaft is now hoisting waste material arising from the final development to connect the shaft to the production areas. This has relieved pressure on the Number 4 Shaft which can focus on hoisting ore until Central shaft takes over this role later in the year. We are confident we will achieve our production guidance for 2022 of 73,000 to 80,000 ounces.

“Safety remains our primary concern, and I am sorry to report that, after an extended period without any fatal accident, in February 2022, a vehicle accident underground resulted in the death of one employee. We have re-doubled our efforts to ensure that we produce gold as safely as possible.

“Caledonia’s immediate strategic focus is to convert the commissioning of Central Shaft project into higher production, lower costs and increased cash generation. We have made an excellent start in each of these objectives.

“We continue to evaluate further investment opportunities in the gold sector in Zimbabwe, with our long-term vision of becoming a mid-tier, multi-asset gold producer. However, we are highly disciplined in our approach: during the Quarter we decided not to exercise the option over the Connemara North exploration property because our further evaluations suggested that it does not meet our commercial objectives. We continue to evaluate historical information at the Maligreen exploration property with a view to publishing a revised resource statement.”

Conference Call Details

A presentation of the results for the Quarter and outlook for Caledonia is available on Caledonia's website (www.caledoniamining.com). Management will host a conference call / webinar at 3pm British Summer Time on May 16, 2022.

Details for the call are as follows:

When: May 16, 2022 at 3pm (BST)

Topic: Q1 Results Call for Shareholders

Register in advance for this webinar:

https://caledoniamining.zoom.us/webinar/register/WN_MDZ7d6uRSgatW555w2lnow

After registering, you will receive a confirmation email containing information about joining the webinar.

Enquiries:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793
Cenkos (Nomad and Joint Broker) Neil McDonald Pearl Kelie	Tel: +44 131 220 9771 Tel: +44 131 220 9775
Liberum Capital Limited (Joint Broker) Scott Mathieson/Kane Collings	Tel: +44 20 3100 2000
BlytheRay Financial PR (UK) Tim Blythe/Megan Ray	Tel: +44 207 138 3204
3PPB (Financial PR, North America) Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538
Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131
IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Dzika Dhana	Tel: +263 (242) 745 119/33/39

Note: The information contained within this announcement is deemed by the Company to constitute inside information under the Market Abuse Regulation (EU) No. 596/2014 (“MAR”) as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 and is disclosed in accordance with the Company's obligations under Article 17 of MAR. Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are "forward-looking information" within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia's current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "target", "intend", "estimate", "could", "should", "may" and "will" or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)); availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company's title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations.  Security holders, potential security holders and other prospective investors are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

This news release is not an offer of the shares of Caledonia for sale in the United States or elsewhere. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the shares of Caledonia, in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such province, state or jurisdiction.

Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income (unaudited)

($’000’s)	3 months ended March 31
	2021	2022
Revenue	25,720	35,072
Royalty	(1,289)	(1,758)
Production costs	(12,857)	(14,359)
Depreciation	(1,193)	(2,063)
Gross profit	10,381	16,892
Other income	23	2
Other expenses	(258)	(793)
Administrative expenses	(1,610)	(2,371)
Net foreign exchange gain	273	909
Cash-settled share-based expense	(152)	(367)
Equity-settled share-based expense	-	(82)
Derivative financial instrument expenses	(114)	(1,738)
Operating profit	8,543	12,452
Net finance costs	(118)	(116)
Profit before tax	8,425	12,336
Tax expense	(3,002)	(4,719)
Profit for the period	5,423	7,617

Other comprehensive income
Items that are or may be reclassified to profit or loss
Exchange differences on translation of foreign operations	(202)	693
Total comprehensive income for the period	5,221	8,310

Profit attributable to:
Owners of the Company	4,550	5,940
Non-controlling interests	873	1,677
Profit for the period	5,423	7,617

Total comprehensive income attributable to:
Owners of the Company	4,348	6,633
Non-controlling interests	873	1,677
Total comprehensive income for the period	5,221	8,310

Earnings per share (cents)
Basic	37.3	44.6
Diluted	37.2	44.6
Adjusted earnings per share (cents)
Basic	51.6	62.5
Dividends declared per share (cents)	11.0	14.0

Condensed Consolidated Statement of Cash Flows (unaudited)
($’000’s)	3 months ended March 31
	2021	2022
Cash flows from operating activities
Cash generated from operations	2,550	11,844
Interest paid	(123)	(30)
Tax paid	(464)	(1,659)
Net cash from operating activities	1,963	10,155

Cash flows used in investing activities
Acquisition of property, plant and equipment	(6,344)	(9,734)
Acquisition of exploration and evaluation assets	(190)	(224)
Proceeds from disposal of subsidiary	340	-
Net cash used in investing activities	(6,194)	(9,958)

Cash flows from financing activities
Dividends paid	(1,692)	(1,788)
Term loan repayments	(104)	-
Payment of lease liabilities	(32)	(40)
Net cash used in financing activities	(1,828)	(1,828)

Net decrease in cash and cash equivalents	(6,059)	(1,631)
Effect of exchange rate fluctuations on cash and cash equivalents	(6)	(204)
Net cash and cash equivalents at beginning of the period	19,092	16,265
Net cash and cash equivalents at end of the period	13,027	14,430

Summarised Consolidated Statements of Financial Position
($’000’s)	As at	Dec 31	Mar 31
		2021	2022
Total non-current assets		157,944	168,063
Inventories		20,812	20,297
Prepayments		6,930	4,393
Trade and other receivables		7,938	10,215
Income tax receivable		101	37
Cash and cash equivalents		17,152	15,286
Total assets		210,877	218,291
Total non-current liabilities		12,633	11,629
Lease liabilities – short term portion		134	136
Trade and other payables		9,957	9,743
Derivative financial liabilities		3,095	4,037
Income tax payable		1,562	3,108
Overdraft		887	856
Cash-settled share-based payments - short term portion		2,053	818
Total liabilities		30,321	30,327
Total equity		180,556	187,964
Total equity and liabilities		210,877	218,291

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1 Non-IFRS measures such as “On-mine cost per ounce”, “All-in sustaining cost per ounce” and “adjusted EPS” are used throughout this document. Refer to section 10 of the MD&A for a discussion of non-IFRS measures.

2 Refer to the technical report entitled “Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe” dated May 17, 2021 prepared by Minxcon (Pty) Ltd and filed by the Company on SEDAR (www.sedar.com) on May 26, 2021.